Your Vote Counts! Smartphone users Point your camera here and vote without entering a control number For complete information and to vote, visit www.ProxyVote.com Control # V84526-P45243 STONECO LTD. 2026 Annual General Meeting Vote by April 22, 2026 11:59 PM ET STONECO LTD. 4TH FLOOR, HARBOUR PLACE 103 SOUTH CHURCH STREET GRAND CAYMAN KY1-1002 CAYMAN ISLANDS You invested in STONECO LTD. and it’s time to vote! You have the right to vote on proposals being presented at the Annual General Meeting. This is an important notice regarding the availability of proxy materials for the shareholder meeting to be held on April 23, 2026. Get informed before you vote View the Proxy Statement and Annual Report online OR you can receive a free paper or email copy of the material(s) by requesting prior to April 9, 2026. If you would like to request a copy of the material(s) for this and/or future shareholder meetings, you may (1) visit www.ProxyVote.com, (2) call 1-800-579-1639 or (3) send an email to sendmaterial@proxyvote.com. If sending an email, please include your control number (indicated below) in the subject line. Unless requested, you will not otherwise receive a paper or email copy. Vote in Person at the Meeting* April 23, 2026 9:00 a.m. Cayman Islands Time Block 12D Parcel 33 and 95 18 Forum Lane, Camana Bay Grand Cayman KY1-1002 Cayman Islands *Please check the meeting materials for any special requirements for meeting attendance. At the meeting, you will need to request a ballot to vote these shares. Vote at www.ProxyVote.com Prefer to receive an email instead? While voting on www.ProxyVote.com, be sure to click “Delivery Settings”. Voting Items Board Recommends V84527-P45243 THIS IS NOT A VOTABLE BALLOT This is an overview of the proposals being presented at the upcoming shareholder meeting. Please follow the instructions on the reverse side to vote these important matters. 1. APPROVAL AND RATIFICATION OF THE COMPANY’S FINANCIAL STATEMENTS AND THE AUDITOR’S REPORT FOR THE FISCAL YEAR ENDED DECEMBER 31, 2025 For 2. APPROVAL OF THE REELECTION OF MAURÍCIO LUIS LUCHETTI AS A DIRECTOR For 3. APPROVAL OF THE REELECTION OF GILBERTO CALDART AS A DIRECTOR For 4. APPROVAL OF THE REELECTION OF LUCIANA IBIAPINA LIRA AGUIAR AS A DIRECTOR For 5. APPROVAL OF THE REELECTION OF DIEGO FRESCO GUTIÉRREZ AS A DIRECTOR For 6. APPROVAL OF THE REELECTION OF SILVIO JOSÉ MORAIS AS A DIRECTOR For 7. APPROVAL OF THE REELECTION OF JOSÉ ALEXANDRE SCHEINKMAN AS A DIRECTOR For 8. APPROVAL OF THE REELECTION OF ANTONIO SILVEIRA AS A DIRECTOR For 9. APPROVAL OF THE REELECTION OF LUIS HENRIQUE CALS DE BEAUCLAIR GUIMARÃES AS A DIRECTOR For 10. APPROVAL OF THE ELECTION OF PEDRO ZINNER AS A DIRECTOR For 11. APPROVAL OF THE ELECTION OF MARCELO KOPEL AS A DIRECTOR For In their discretion, the proxies are authorized to vote upon such other business as may properly come before the Annual General Meeting. The proxy when properly executed will be voted as directed herein by the undersigned shareholder. If no direction is made, it will be considered that the shareholders will be voted in favor of the proposal.